Exhibit 99.1

MOL Announces Third Quarter 2015 Unaudited Financial Results

KUALA LUMPUR, Malaysia, November 23, 2015 (GLOBE NEWSWIRE) -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced its unaudited financial results for the third quarter of 2015.

Third Quarter 2015 Highlights
•	Consolidated revenue increased by 35.5% to MYR63.9 million (US$14.6 million) from MYR47.2 million in the prior year period.
•	MOLPoints’ segment revenue increased by 40.2% to MYR42.8 million (US$9.8 million) from MYR30.5 million in the prior year period.
•	MOLReloads’ segment revenue increased by 14.3% to MYR10.7 million (US$2.4 million) from MYR9.4 million in the prior year period.
•	MOLPay’s segment revenue increased by 121.4% to MYR6.7 million (US$1.5 million) from MYR3.0 million in the prior year period.
•	MMOG.asia’s segment revenue decreased by 14.9% to MYR3.4 million (US$0.8 million) from MYR3.9 million in the prior year period.

Mr. Preecha Praipattarakul, Co-CEO of MOL, stated, “We are pleased to report solid top-line growth of 35.5% year over year, driven by continued revenue and volume growth in our core MOLPoints, MOLReloads, and MOLPay business lines. The MOLPoints business has achieved key milestones in its effort to converge into the mobile space to complement our strength in PC games. We have increased our mobile game library by signing on more mobile merchants, and we have focused on mobile carrier billing. Our MMOG.asia benefitted from the successful launch of the mobile version of our popular PC game, Boomz in Mandarin for Malaysia and Singapore, and now represents approximately 55% of total volume for the segment. While we experienced slight pressure on overall profitability this past quarter as a result of additional expenditures, we believe that the revenue growth strategies as well as our determined efforts to reign in expenses will allow us to grow our profits going forward. We are excited by the numerous initiatives being developed and believe that we can cement our position as a leading e-payment enabler in emerging markets”

Mr. Ramesh Pathmanathan, Group Chief Financial Officer of MOL, stated, “Our growth in this quarter demonstrates management attention on diversifying from PC games into the mobile space. We continue to see growth in our top-line driven primarily by our MOLPoints business. However, we see slight margin compression mainly due to a shift in revenue mix. The carrier billing component of MOLPoints, and MOLPay as a whole, are lower margin businesses compared with our other businesses and continue to grow at a faster rate and contribute more to our overall revenues compared with our other businesses. Together with other key initiatives, focusing on growth drivers in all business lines, we are confident that we will be able to offer consistent long-term value for our shareholders”.

Business Milestones
•	Expanded MOLPoints in Thailand by enabling payment for Happy Cash Card, a mobile prepaid card, in partnership with DTAC, a leading telecom provider in Thailand.
•	Expanded MOLPoints carrier billing business by offering our Easy2Pay payment services in Indonesia, Singapore and the Philippines.
•	Expanded MOLReloads by rolling out bill payment services for the largest water utility company in Malaysia.

Third Quarter 2015 Financial Results

CONSOLIDATED REVENUE
Consolidated revenue increased by 35.5% to MYR63.9 million (US$14.6 million) from MYR47.2 million in the prior year period. Consolidated revenue increased primarily due to the growth of segment revenue from each of MOLPoints, MOLReloads and MOLPay, partially offset by a reduction in MMOG.asia segment revenue.

	Three months ended September 30,
	2014		2015
	MYR	% of Revenue	MYR	% of Revenue	YoY Change	USD
	(in millions)	(%)	(in millions)	(%)	(%)	(in millions)
Net Revenue

MOLPoints	30.5	64.8	42.8	67.0	40.2	9.8
MOLReloads	9.4	19.8	10.7	16.7	14.3	2.4
MOLPay	3.0	6.4	6.7	10.4	121.4	1.5
MMOG.asia	3.9	8.4	3.4	5.3	(14.9)	0.8

Total (1)	47.2	100.0	63.9	100.0	35.5	14.6

•
MOLPoints segment revenue increased by 40.2% to MYR42.8 million (US$9.8 million) from MYR30.5 million in the prior year period primarily due to an increase in volume of 14.6% to MYR198.5 million in the third quarter of 2015 from MYR173.3 million in the prior year period. This was mainly driven by growth in our carrier billing businesses in Turkey, the Middle East and Thailand. Our carrier billing businesses contributed 20.2% of MOLPoints volume for the third quarter of 2015. Approximately 82.0% of MOLPoints total volume for the quarter was derived from Thailand (32.9%), Malaysia (23.1%) and the combination of Turkey and the Middle East (25.5%). Revenue and volume from Thailand increased by 37.7% and 10.1%, respectively in the third quarter of 2015 compared to the prior year period. Revenue and volume from Malaysia decreased by 4.7% and 3.1%, respectively, compared to the prior year period due to consumers’ continuing transition from PC games to mobile games. Revenue and volume from Turkey and Middle East increased by 185.5% and 100.0%, respectively compared to the prior year period primarily due to a full period of results from PayByMe, which we acquired in September 2014. The rate of growth in MOLPoints segment revenue was substantially higher than the rate of growth in MOLPoints volume because our MOLPoints revenue take rate improved in the quarter, primarily due to significant improvements in Thailand and carrier billing business in Turkey.

____________________________
 (1) Total revenue include others segment.

•
MOLReloads segment revenue increased by 14.3% to MYR10.7 million (US$2.4 million) from MYR9.4 million in the prior year period primarily due to an increase in volume of 18.2% to MYR425.1 million from MYR359.7 million. Volume from Malaysia and the Philippines increased 18.1% and 5.8%, respectively, representing 92.7% and 6.0%, respectively of total MOLReloads volume. In Malaysia, volume growth has been primarily driven by bill payment services, which represented 10.4% of Malaysia’s MOLReloads volume in the third quarter. In addition, MOLReloads in Thailand expanded more than two-fold, although it still represented only 1.3% of total volumes. The rate of growth in MOLReloads segment revenue was less than the rate of growth in MOLReloads volume because our MOLReloads revenue take rate for the third quarter of 2015 declined marginally compared to the prior year period due to the lower revenue take rate from the bill payment services component of MOLReloads.

•
MOLPay segment revenue increased by 121.4% to MYR6.7 million (US$1.5 million) from MYR3.0 million in the prior year period primarily due to an increase in volume of 66.4% to MYR174.5 million from MYR104.9 million. MOLPay’s volumes in Vietnam and Malaysia grew by 46.9% and 141.6%, respectively, representing 70.1% and 29.9%, respectively, of total MOLPay volume. The rate of growth in MOLPay segment revenue was higher than the rate of growth in MOLPay volume because our MOLPay revenue take rate for the third quarter of 2015 was higher compared with the prior year period due to a favourable revenue mix from our diverse merchant base, as an increased proportion of our volume was derived from, smaller merchants, from which we generally have higher revenue take rates than we earn from larger merchants.

•
MMOG.asia segment revenue decreased by 14.9% to MYR3.4 million (US$0.8 million) from MYR3.9 million in the prior year period. The decrease of this high margin segment arose as a result of the continued decline in the popularity of our legacy online PC games portfolio. MMOG.asia volume decreased 2.9% to MYR4.7 million for the third quarter of 2015 from MYR4.8 million in the prior year period, which was a lower rate of decrease compared to the previous three quarters. In the third quarter of 2015, revenue from mobile games, primarily from Boomz contributed approximately 55% of MMOG.asia total volume for the third quarter. We are continuing to focus on enhancing MMOG.asia’s mobile content library to cope with the rapid shift in industry trends from PC to mobile games. MMOG.asia’s segment revenue declined at a higher rate than MMOG.asia’s volume because our overall MMOG.asia revenue take rate for the third quarter 2015 was lower compared to the prior year period, as revenue take rates from mobile games content are generally lower compared with PC games content.

DIRECT COST AND OTHER ANCILLARY EXPENSES
Direct cost and other ancillary expenses increased by 68.2% to MYR36.8 million (US$8.4 million) from MYR21.9 million in the prior year period.

	Three months ended September 30,
	2014	2015
	MYR	MYR	YoY Change	USD
	(in millions)	(in millions)	(%)	(in millions)
Direct Cost and Other Ancillary Expenses

MOLPoints	15.7	26.5	68.2	6.0
MOLReloads	4.3	5.2	21.9	1.2
MOLPay	1.6	4.6	179.5	1.0
MMOG.asia	0.1	0.4	174.1	0.1

Total (2)	21.9	36.8	68.2	8.4

____________________________
 (2) Total direct cost and other ancillary expenses include others segment.

•
MOLPoints segment direct cost and other ancillary expenses increased by 68.2% to MYR26.5 million (US$6.0 million) from MYR15.7 million in the prior year period primarily due to significant volume growth in our mobile carrier businesses in Turkey and Thailand, in addition to volume growth in MOLPoints as a whole in Thailand, the Philippines, Turkey, Brazil and the United States. MOLPoints segment direct cost and other ancillary expenses increased at a higher rate than MOLPoints segment revenue because the increase in MOLPoints segment revenue was mainly driven by growth in the carrier billing businesses, which generally incur higher costs than the other components of our MOLPoints segment. Due to relatively higher channel costs, our carrier billing businesses accounted for 48.8% of MOLPoints segment direct cost and other ancillary expenses for the third quarter of 2015 but only 20.2% of volume for the quarter.

•
MOLReloads segment direct cost and other ancillary expenses increased by 21.9% to MYR5.2 million (US$1.2 million) from MYR4.3 million in the prior year period due to an increase in MOLReloads volume in each of Malaysia, the Philippines and Thailand. MOLReloads segment direct cost and other ancillary expenses increased at a higher rate than MOLReloads segment revenue because the increase in MOLReloads segment revenue was mainly driven by increased volume from bill payment services in Malaysia, which incur higher direct costs and other ancillary expenses than other components of our MOLReloads segment.

•
MOLPay segment direct cost and other ancillary expenses increased by 179.5% to MYR4.6 million (US$1.0 million) from MYR1.6 million in the prior year period primarily due to increases in MOLPay volume in Vietnam and Malaysia of 46.9% and 141.6%, respectively and higher channel costs.

•
MMOG.asia segment direct cost and other ancillary expenses increased by 174.1% to MYR0.4 million (US$0.1 million) from MYR0.1 million in the prior year period due to the expansion of mobile game content, which generally incur higher channel costs compared with PC games content.

GROSS PROFIT
Gross profit increased by 7.2% to MYR27.1 million (US$6.2 million) from MYR25.3 million in the prior year period due to a 10.5% increase in MOLPoints segment gross profit, an 8.0% increase in MOLReloads segment gross profit and a 51.4% increase in MOLPay segment gross profit, partially offset by a 22.4% decrease in MMOG.asia gross profit. Overall gross profit margin was 42.5% in the third quarter of 2015, compared to 53.7% in the prior year period. The decline in gross profit margin was primarily due to a shift in the business segment mix in which lower margin businesses, including the carrier billing component of MOLPoints and MOLPay as a whole, contributed more to the overall revenues than other businesses. In addition, MOLPoints experienced higher channel costs especially in Malaysia and Thailand. Furthermore, gross profit margin for MMOG.asia, which tend to be our highest gross profit margin segment, declined to 87.7% from 96.2% in the prior year period primarily due to our focus on mobile games content, which offers a lower revenue take rate compared with PC games content.

	Three months ended September 30,
	2014	2015		Gross profit margin		2015
	MYR	MYR	YoY Change	2014	2015	USD
	(in millions)	(in millions)	(%)	(%)	(%)	(in millions)
Gross Profit

MOLPoints	14.8	16.3	10.5	48.5	38.2	3.8
MOLReloads	5.1	5.5	8.0	54.5	51.5	1.2
MOLPay	1.4	2.1	51.4	45.4	31.1	0.5
MMOG.asia	3.8	3.0	(22.4)	96.2	87.7	0.7

Total (3)	25.3	27.1	7.2	53.7	42.5	6.2

•
MOLPoints segment gross profit increased by 10.5% to MYR16.3 million (US$3.8 million) from MYR14.8 million in the prior year period primarily due to improvement in revenue take rates and the expansion of our carrier billing businesses. Segment gross profit margin decreased to 38.2% in the third quarter of 2015 from 48.5% in the prior year period due to relatively lower gross profit margin from our carrier billing business compared to MOLPoints as a whole, resulting from higher channel costs incurred by the carrier billing businesses. The gross profit margin of our carrier billing businesses was 24.8% for the third quarter, while the gross profit margin of the other components of MOLPoints was 46.8%. In addition, MOLPoints segment gross profit margin was also affected by higher channel costs for the third quarter of 2015 compared with the prior year period.

•
MOLReloads segment gross profit increased by 8.0% to MYR5.5 million (US$1.2 million) from MYR5.1 million in the prior year period due to increased volume. Segment gross profit margin decreased to 51.5% for the third quarter of 2015 from 54.5% in the prior year period, primarily due to the increase in revenue derived from bill payment services in Malaysia, which have a relatively lower revenue take rate compared with other components of MOLReloads.

•
MOLPay segment gross profit increased by 51.4% to MYR2.1 million (US$0.5 million) from MYR1.4 million in the prior year period due to increased volume. Segment gross profit margin decreased to 31.1% in the third quarter of 2015 from 45.4% in the prior year period, primarily due to the revenue mix from the diverse merchant base, greater proportion of revenue from smaller merchants that offer higher revenue take rates relative to larger merchants with lower revenue take rates. In addition, larger and more established distribution partners also charged higher channel costs than smaller distributors.

•
MMOG.asia segment gross profit decreased by 22.4% to MYR3.0 million (US$0.7 million) from MYR3.8 million in the prior year period primarily due to a decrease in revenue and an increase in the proportion of revenue derived from mobile games, which offer a lower take rate than PC games. The lower revenue take rate from mobile games content also resulted in a lower gross profit margin of 87.7% for the third quarter of 2015 from 96.2% in the prior year period.

____________________________
 (3)  Total gross profit include others segment.

OPERATING INCOME/(LOSS) AND EXPENSES
Total operating expenses increased by 11.9% to MYR23.3 million (US$5.3 million) from MYR20.8 million in the prior year period, primarily due to greater employee costs, increased marketing expenses for MMOG.asia and increased professional costs as a result of being a publicly listed company.

As a result of the above, our profit from operations in the third quarter of 2015 was MYR3.9 million (US$0.9 million) as compared to a profit from operations of MYR4.5 million in the prior year period.

ADJUSTED EBITDA
Adjusted EBITDA decreased by 67.9% to MYR3.5 million (US$0.8 million) in the third quarter of 2015 from MYR10.8 million in the prior year period. The decline in adjusted EBITDA is primarily due to the decline in profit contributed by our MMOG.asia segment, higher employee costs and higher professional costs of being a publicly traded company.

OTHER INCOME
Other income increased to MYR1.0 million (US$0.2 million) from MYR0.5 million in the prior year period.

PROFIT FOR THE PERIOD
Profit attributable to MOL Global Inc. shareholders was MYR1.3 million (US$0.3 million), as compared to a profit attributable to MOL Global Inc. shareholders of MYR2.4 million in the prior year period. Diluted earnings per ADS attributable to MOL Global Inc. shareholders was MYR0.02 (US$0.005), as compared to diluted earnings per ADS attributable to MOL Global Inc. shareholders of MYR0.04 in the prior year period.

BALANCE SHEET
As of September 30, 2015, MOL had cash and cash equivalents of MYR98.6 million (US$22.4 million) and total borrowings of MYR11.3 million (US$2.6 million).

SHARES OUTSTANDING
As of September 30, 2015, the Company had a total of 67.5 million common shares outstanding, or the equivalent of 67.5 million ADSs outstanding.

Conference Call Information
The Company will hold a conference call on Monday, November 23, 2015 at 8:00 am Eastern Time or 9:00 pm Kuala Lumpur Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-631-514-2526
International Toll Free:	+1-855-298-3404
Malaysia:	1800-816-107
Hong Kong:	+852-5808-3202
Singapore:	+65-6823-2299
Indonesia:	001-803-019-1840
Conference ID:	#5056382

The replay will be accessible through November 29, 2015 by dialing the following numbers:

United States Toll Free:	+1-866-846-0868
International:	+61-2-9641-7900
Conference ID:	#5056382

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.mol.com/.

About MOL Global, Inc.

MOL Global, Inc. (NASDAQ: MOLG) is a leading e-payment enabler for online goods and services in emerging and developed markets. MOL operates a payments platform that connects consumers with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accepts cash and online payment methods. Its physical distribution network comprises more than 970,000 locations in 11 countries across 4 continents. The Company also has mobile payment channels, electronic distribution channels that accept major credit cards and online banking from more than 100 banks.

For more information, please visit ir.mol.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," "target," "going forward," "outlook" and similar statements. Among other things, our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in each of the markets in which we operate; changes in our volumes, revenues and certain cost or expense items as a percentage of our revenues; and the expected growth of the e-payment market and the number of e-payment users. Further information regarding these and other risks is included in our filings with the Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and we undertake no duty to update such information, except as required under applicable law.

Exchange Rate

This press release contains translations of certain Ringgit amounts into U.S. dollars solely for the convenience of readers. Unless otherwise noted, all translations from Ringgit to U.S. dollars, in this press release, were made at a rate of MYR4.3940 to US$1.00, the noon buying rate in effect on September 30, 2015 in the City of New York for cable transfers in Ringgit per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About Non-IFRS Financial Measures

To supplement our consolidated financial results presented in accordance with International Financial Reporting Standards ("IFRS"), we present adjusted EBITDA, which is a non-IFRS financial measure, and related ratios. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized loss on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of operation of associates, loss on disposal of property, plant and equipment and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), and various non-recurring charges that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

The following table reconciles adjusted EBITDA to profit for the period for the three months ended September 30, 2014 and 2015:

	For the three months ended
	September 30,	September 30,
	2014	2015

(In thousands)	MYR	MYR

Profit for the period	2,947	4,126
Plus:
Depreciation and amortization	5,850	6,927
Impairment loss on trade and other receivables	-	473
Impairment loss on inventories	-	540
Share of results of associates	(8)	17
Unrealized loss/(gain) on foreign exchange	257	(10,142)
Realized loss on foreign exchange	44	963
Bad debt written off	-	266
Loss on disposal of property, plant and equipment	-	1
Interest income	(350)	(539)
Interest expense	1,702	349
Income tax expense	327	411
Property, plant and equipment written off	-	3
Loss on disposal of held for trading financial assets	-	66
Adjusted EBITDA	10,769	3,461

Investor Relations Contact
MOL Global, Inc.
Charles Tan
Email: IR@mol.com

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Revenue	47,166	63,914	14,546	141,742	175,799	40,009
Direct cost and other ancillary expenses	(21,860)	(36,777)	(8,370)	(63,524)	(98,977)	(22,525)
Employee expenses	(8,952)	(12,920)	(2,940)	(25,621)	(122,622)	(27,907)
Depreciation and amortization expenses	(5,850)	(6,927)	(1,576)	(17,200)	(20,651)	(4,700)
Marketing, advertising and promotion expenses	(1,684)	(2,324)	(529)	(4,038)	(5,544)	(1,262)
Communication and travelling expenses	(1,845)	(2,089)	(475)	(5,027)	(6,354)	(1,446)
Office related expenses	(1,082)	(1,285)	(292)	(3,179)	(4,050)	(922)
Other operating expenses	(1,394)	2,262	515	(5,770)	(3,057)	(696)
Profit/ (loss) from operations	4,499	3,854	879	17,383	(85,456)	(19,449)
Other income	469	1,049	239	6,216	6,984	1,589
Finance costs	(1,702)	(349)	(79)	(4,313)	(1,686)	(384)
Share of results of associates	8	(17)	(4)	(102)	(16)	(4)
Profit/(loss) before tax	3,274	4,537	1,035	19,184	(80,174)	(18,248)
Income tax expense	(327)	(411)	(94)	(726)	(1,010)	(230)
Profit/(loss) for the period	2,947	4,126	941	18,458	(81,184)	(18,478)

Profit/(loss) for the period attributable to:-
Owners of the Company	2,428	1,303	299	13,622	(80,610)	(18,347)
Non-controlling interests	519	2,823	642	4,836	(574)	(131)
	2,947	4,126	941	18,458	(81,184)	(18,478)

Weighted average ordinary shares (number in thousands)
Basic	59,391	65,702	65,702	59,391	65,702	65,702
Diluted	59,537	65,702	65,702	59,537	65,702	65,702

Earnings/(loss) per share
Basic (sen(1)/cents)	4.09	1.98	0.46	22.94	(122.69)	(27.92)
Diluted (sen(1)/cents)	4.08	1.98	0.46	22.88	(122.69)	(27.92)

(1) Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit/(loss) for the period	2,947	4,126	941	18,458	(81,184)	(18,478)

Other comprehensive (loss)/income, net of tax
Items that may be reclassifiedsubsequently to profit or loss:-
Exchange differences on translating foreign operations	(501)	4,755	1,082	(1,752)	5,513	1,255
Other comprehensive (loss)/income for the period, net of tax	(501)	4,755	1,082	(1,752)	5,513	1,255

Total comprehensive income/(loss) for the period	2,446	8,881	2,023	16,706	(75,671)	(17,223)

Total comprehensive income/(loss) for the period attributable to:-
Owners of the Company	1,891	4,972	1,133	12,358	(77,000)	(17,525)
Non-controlling interests	555	3,909	890	4,348	1,329	302
	2,446	8,881	2,023	16,706	(75,671)	(17,223)

MOL GLOBAL, INC. AND SUBSIDIARIES
(Incorporated in the Cayman Islands)
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	December 31,	September 30,	September 30,
	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)
(In thousands)	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	11,176	11,457	2,607
Investment property	2,367	-	-
Investment in associates	89	73	17
Development expenditure	6,559	8,074	1,838
Intangible assets	164,408	152,792	34,773
Finance lease receivables	460	356	81
Deferred tax assets	1,294	1,478	336
Other receivables, deposits and prepaid expenses	1,082	-	-
Available for sales financial assets	807	-	-
Held for trading financial assets	-	159	36
Total non-current assets	188,242	174,389	39,688

Current assets
Inventories	23,842	26,261	5,977
Trade receivables	58,300	89,961	20,474
Other receivables, deposits and prepaid expenses	25,021	27,689	6,302
Amount due from other related parties	960	3,147	716
Finance lease receivables	99	132	30
Cash and bank balances	150,571	98,560	22,431
Restricted cash	34,393	48,374	11,009
Total current assets	293,186	294,124	66,939
Total assets	481,428	468,513	106,627

EQUITY AND LIABILITIES
Capital and reserves
Share capital	38,059	38,059	8,662
Treasury shares	(11,638)	(22,057)	(5,020)
Reserves	247,284	257,813	58,674
Equity attributable to owners of the Company	273,705	273,815	62,316
Non-controlling interests	15,391	12,364	2,814
Total equity	289,096	286,179	65,130

Non-current liabilities
Borrowings	3,026	727	165
Pension liabilities	603	1,397	318
Deferred tax liabilities	9,753	7,461	1,698
Total non-current liabilities	13,382	9,585	2,181

Current liabilities
Trade payables	82,343	110,744	25,203
Other payables and accrued expenses	30,311	34,161	7,775
Derivative financial liabilities	1,202	1,202	274
Amount due to other related parties	603	830	189
Borrowings	52,708	10,611	2,415
Deferred revenue	11,122	15,093	3,435
Tax liabilities	661	108	25
Total current liabilities	178,950	172,749	39,316
Total liabilities	192,332	182,334	41,497
Total equity and liabilities	481,428	468,513	106,627

Supplementary Financial Data (Non-IFRS Financial Measures)

The following table reconciles adjusted EBITDA to profit for the period:-

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015

(In thousands)	MYR	MYR	USD	MYR	MYR	USD

Profit/(loss) for the period	2,947	4,126	941	18,458	(81,184)	(18,478)
Plus:
Depreciation and amortization	5,850	6,927	1,576	17,200	20,651	4,700
Impairment loss on trade and other receivables	-	473	108	7	609	139
Impairment loss on inventories	-	540	123	-	1,480	337
Share of results of associates	(8)	17	4	102	16	4
Unrealized loss/(gain) on foreign exchange	257	(10,142)	(2,308)	363	(14,120)	(3,213)
Realized loss/(gain) on foreign exchange	44	963	219	184	(306)	(70)
Bad debt written off	-	266	61	-	266	61
Derivative fair value adjustment	-	-	-	(3,736)	-	-
Loss/(gain) on disposal of property, plant and equipment	-	1	0	-	(77)	(18)
Interest income	(350)	(539)	(123)	(929)	(1,566)	(356)
Interest expense	1,702	349	79	4,313	1,686	384
Income tax expense	327	411	94	726	1,010	230
Intangible assets written off	-	-	-	-	657	150
Property, plant and equipment written off	-	3	1	-	5	1
Waiver of debt from other payables	-	-	-	-	(735)	(167)
Gain on disposal of available for sales financial assets	-	-	-	-	(19)	(4)
Loss/(gain) on disposal of held for trading financial assets	-	66	15	-	(11)	(3)
Share based compensation expenses	-	-	-	-	87,619	19,941
Adjusted EBITDA	10,769	3,461	790	36,688	15,981	3,638

Supplementary Operating Data

	For the three months ended			For the nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2014	2015	2015

	MYR	MYR	USD	MYR	MYR	USD

Volume (In thousands)
MOLPoints(1)	173,310	198,529	45,182	507,856	583,253	132,738
MOLReloads(2)	359,701	425,110	96,748	1,000,863	1,178,147	268,126
MOLPay(3)	104,869	174,520	39,718	227,242	428,471	97,513
MMOG.Asia(4)	4,821	4,682	1,066	17,616	10,792	2,456

(1) MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(2) MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.
(3) MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.
(4) MMOG.asia volume is the total retail value of content sold by MMOG.asia.